January 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust

Registration Statement on Form N-1A

File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 7, 2021 in connection with the Trust’s Post-Effective Amendment No. 68 (“PEA No. 68”) to the above-referenced registration statement on Form N-1A, filed with the Commission on November 23, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 68 was filed in connection with the redesignation of the Class M shares of the Stone Ridge Diversified Alternatives Fund (the “Fund”) as Class J shares.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 70”). PEA No. 70 is marked to show changes made from PEA No. 68. For the convenience of the Staff, the comments have been summarized below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 68.

Prospectus

Fund Summary

1.

Staff Comment: If PEA No. 70 will include financial highlights, please revise the Example in the Fund Summary to provide expenses over five years and ten years, in addition to the one-year and three-year periods already included.

Response: The requested change has been made.

Investment Objective, Strategies and Risks

More Information on the Risks of Investing

2.	Staff Comment: The final paragraph on page 36 refers to the “upcoming U.S. presidential election in November 2020,” please revise to reflect that the election has occurred.

Response: The requested change has been made.

Management and Organization

Investment Adviser

3.

Staff Comment: Please revise the disclosure to disclose in which annual or semi-annual shareholder report the discussion regarding the basis of the Board’s approval of the investment advisory contract between Stone Ridge Trust, on behalf of the Fund, and the Adviser is available.

Response: The requested change has been made.

Statement of Additional Information

Investment Advisory and Other Services

Potential Conflicts of Interest

4.

Staff Comment: The first sentence in the discussion titled “Certain Potential Conflicts Relating to Expenses” states that “[t]he appropriate allocation of fees and expenses among the Fund and other funds or accounts advised by the Adviser often cannot be resolved by reference to a pre-existing formula and will require the exercise of discretion.” Please explain supplementally under what circumstances the fees and expense would be determined through the exercise of discretion rather than via a contractual formula. Please also explain supplementally where such fees would be reflected in the Annual Fund Operating Expenses table in the Prospectus.

Response: The Adviser’s use of discretion may be required whenever there are fees or expenses that are not calculated using a set formula and that are to be allocated among multiple funds or accounts. For example, multiple funds advised by the Adviser may utilize a third-party service for which the service provider charges a flat fee. Under those circumstances, there are at least three different methods for the Adviser to allocate such a fee: (1) divide the fee equally among all funds and accounts that utilize it; (2) allocate the fee among all such funds and accounts pro rata based on their relative net assets; or (3) allocate the fee among all such funds and accounts pro rata based on their utilization of the applicable third-party service. The Adviser would determine, in light of the particular facts and circumstances, the appropriate allocation method. The Fund has clarified the disclosure above as follows:

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“The ~~appropriate~~ allocation of fees and expenses among the Fund and other funds or accounts advised by the Adviser ~~often cannot be resolved by reference to a pre-existing formula and~~ will often require the Adviser to exercise its ~~of~~ discretion to select an allocation method it determines to be appropriate in light of the particular facts and circumstances.”

Finally, the fees and expenses potentially requiring the use of discretion are fees and expenses that would be included under “Other Expenses” in the Annual Fund Operating Expenses table in the Prospectus.

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Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC

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